2021 Second Quarter Earnings Conference July 15, 2021

Agenda Welcome Jeff Su, IR Director 2Q21 Financial Results and 3Q21 Outlook Wendell Huang, CFO Key Messages C.C. Wei, CEO Wendell Huang, CFO Mark Liu, Chairman Q&A

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 16, 2021 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

# 2Q21 Revenue by Technology



0.11/0.13um 3%
0.15/0.18um 6%
90nm 3%
0.25um and above 2%
65nm 5%
40/45nm 7%
5nm 18%
28nm 11%
16nm 14%
7nm 31%
20nm 0%
10nm 0%



7nm and Below Revenue
Revenue (NT$B)
200
150
100
50
-
3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21
7nm
5nm

4
© 2021 TSMC, Ltd

2Q21 Revenue by Platform Smartphone Automotive Smartphone 42% Automotive 4% HPC 39% DCE 4% Others 3% IoT 8%

Balance Sheets & Key Indices

Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures *

3Q21 Guidance Revenue to be between US$ 14.6 billion and US$ 14.9 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 27.9 NT dollars, management expects: Gross profit margin to be between 49.5% and 51.5% Operating profit margin to be between 38.5% and 40.5%

Recap of Recent Major Events Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements TSMC, Hon Hai/YongLin Foundation Donate BNT Vaccine to Taiwan CDC for COVID-19 Epidemic Prevention (2021/07/12) In Response to the COVID-19 Pandemic and Relevant Orders Issued by the Government, TSMC Board of Directors Approved a Change to the Date of TSMC’s 2021 Annual Shareholders’ Meeting from June 8, 2021 to July 26, 2021 (2021/06/09) TSMC Board of Directors Approved NT$2.75 Cash Dividend for the First Quarter of 2021 and Set September 16 as Ex-Dividend Date, September 22 as the Record Date and October 14, 2021 as the Distribution Date (2021/06/09) NXP Ramps Automotive Processing Innovation with Two Processors on TSMC FinFET Technology (2021/06/02) TSMC Unveils Innovation at 2021 Online Technology Symposium (2021/06/02) TSMC Board of Directors Approved the Issuance of No More Than 2,600,000 Common Shares of Employee Restricted Stock Awards (RSAs) for the Year 2021, Which Will be Submitted to the 2021 Annual Shareholders’ Meeting for Approval (2021/04/22) TSMC Announces 10 Candidates for Board of Directors, Who Will Stand for Election at TSMC’s Annual Shareholders’ Meeting (2021/04/16)

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